

May 22, 2013

Via E-mail
Mr. Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer
Wellpoint, Inc.
120 Monument Circle
Indianapolis, Indiana   46204

Re: Wellpoint, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-16751

Dear Mr. DeVeydt:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill and Other Intangible Assets, page 64

1.   Please provide us proposed disclosure to be included in your goodwill accounting policy in Note 2 to the notes to consolidated financial statements of future periodic reports that expands the description of your process for testing goodwill for impairment. For example, it is unclear from your current disclosure how you have applied the two-step impairment test discussed in ASC 350-20-35-4 through 35-19.

2.   You disclose that you annually evaluate goodwill for impairment using the income and market approaches to estimate the fair value of your reporting units and that you had no impairments as of December 31, 2012. Your disclosure appears to suggest that due to lower operating margins experienced in some of your lines of business, some of your reporting units could have fair values not substantially in excess of carrying value as of

the date of the impairment test performed. Please provide us proposed disclosure to be included in future periodic reports to explain if any of your reporting units have a fair value that is not substantially in excess of its carrying value. For any reporting unit at risk of failing step one in the goodwill impairment test, please provide us proposed disclosure to be included herein in future periodic reports that discloses the following information:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the extent inpatient trends due to increases in spinal surgeries and other cases are expected to affect the assumptions); and,
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant